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                          September 14, 2020

       Joseph A. Ferraro
       Chief Legal Officer and Corporate Secretary
       HC2 Holdings, Inc.
       450 Park Avenue, 29th Floor
       New York, NY 10022

                                                        Re: HC2 Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 9,
2020
                                                            File No. 333-248695

       Dear Mr. Ferraro:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

                                                        Please contact Edward
M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Gregory A. Fernicola,
Esq.